Exhibit (h)(2)(a)

EXHIBIT A

THIS EXHIBIT A, dated as of November 1, 2013, is Exhibit A to that certain Amended and Restated Accounting Services Agreement dated January 1, 2009 between BNY Mellon Investment Servicing (US) Inc. and Meridian Fund, Inc.

PORTFOLIOS

Meridian Contrarian Fund

Meridian Equity Income Fund

Meridian Growth Fund

Meridian Small Cap Growth Fund